TERYL RESOURCES CORP.
#185, 10751 Shellbridge Way
Richmond, BC V6X 2W8

INSTRUMENT OF PROXY

ANNUAL GENERAL MEETING
NOVEMBER 20th, 2000

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned member of TERYL RESOURCES CORP. (the "Company") hereby appoints JOHN G. ROBERTSON, the President and a Director of the Company, or failing him, BRIAN CHERRY, a Director of the Company, or failing both of them ____________________or ________________________as proxyholder for and on behalf of the undersigned to attend the annual general meeting of shareholders of the Company to be held on November 20th, 2000 and at any and all adjournments thereof and thereat, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

The undersigned specifies that, with respect to any of the matters listed below, the number of votes which the undersigned would be entitled to cast if personally present shall on any poll or ballot be voted for or against by the proxyholder as so specified. The undersigned hereby authorizes the proxyholder to demand a poll. If no choice is specified in any one or more of the spaces set out below for that purpose, and with respect to any amendments to or variations in any of the matters listed below and to other matters which may properly come before the meeting or any adjournment thereof, the undersigned hereby confers sole discretionary authority on the proxyholder to act at such meeting and any adjournment thereof for and on behalf of and in the name of the undersigned and to cast the number of votes that the undersigned would be entitled to cast if personally present, all in the same manner and to the same extent and with the same power as the undersigned could do if personally present thereat, the undersigned hereby ratifying and confirming and agreeing to ratify and confirm all that the proxyholder may lawfully do by virtue hereof.

Voting Choice on Resolutions

1.	To elect the following persons as directors of the Company for the ensuing year:

                    John G. Robertson                          FOR _________                     WITHHOLD VOTE __________
                    Susanne M. Robertson                   FOR _________                     WITHHOLD VOTE __________
                    Brian William Cherry                   FOR _________                     WITHHOLD VOTE __________

2.	To adopt a resolution appointing June Fitzmartyn, Chartered Accountant, as the auditor of the Company until the next annual general meeting and to authorize the directors to fix her remuneration.

                    FOR ___________                  WITHHOLD VOTE ___________

3.

To consider and, if thought fit, to approve a special resolution to alter the Memorandum of the Company by increasing the authorized capital of the Company from 30,000,000 common shares without par value, of which 23,033,238 common shares are issued and outstanding to 100,000,000 common shares without par value, of which 23,033,238 common shares will be issued and outstanding. A member who wishes to dissent should refer to Section 207 of the British Columbia Company Act.

                    FOR ____________                  AGAINST ____________

4.

To approve an ordinary resolution to grant to the directors and employees of the Company, incentive stock options to purchase common shares in the capital stock of the Company for such periods, in such amounts and at such prices per share, including any amendments thereto, as agreed upon and at the discretion of the Board of Directors in accordance with the policies of the Canadian Venture Exchange and upon terms and conditions subject to the approval of the Canadian Venture Exchange and to approve the exercise of any options granted to insiders.

                    FOR ____________                  AGAINST ____________

5.

To approve an ordinary resolution authorizing the issuance of common shares in the capital stock of the Company in amounts exceeding 20% of the issued and outstanding common shares in the capital stock of the Company on future public offerings, private placements, debt settlements, property acquisitions or other transactions requiring the issuance of common shares in the capital stock of the Company, at such prices and such times as the directors of the Company deem to be in the best interests of the Company, and in accordance with the policies of the Canadian Venture Exchange.

                    FOR ___________                  AGAINST ____________

The shares represented by this proxy may be voted on the above items by marking "X" in the space provided for that purpose.

The undersigned hereby revokes any proxy previously given.

Executed on the _______day of _________________, 2000.

_______________________________
Number of Shares Held	Signature of Member or his attorney
authorized in writing

Name of Member (Please Print)

Address

City/Province

NOTES:

1.

Complete this form of proxy and deposit with, mail to or send by facsimile transmission to the Montreal Trust Company of Canada at 4th Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9. The proxy must be received at the office of Montreal Trust Company of Canada at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the scheduled time of the meeting at which such proxy is to be used.

2.	Failure to comply with the time deadlines set out will result in your proxy being invalid.

3.	A proxy will not be valid unless it is dated and signed by the Member or the Member's attorney in writing and, in such case, the form of power of attorney must be attached to the Proxy.

4.	If the member is a company, the Instrument of Proxy should be under its corporate seal and executed by an officer or attorney thereof duly authorized.

5.

If a member wishes to appoint a person other than those whose names are printed on the form of proxy, the member should strike out the names provided and insert the name of his nominee as proxyholder in the space provided for that purpose.